                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------

                   Under the Securities Exchange Act of 1934
                   -----------------------------------------
                              (Amendment No.    )*
                               -----------------

                       Meridian Medical Technologies Inc.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  00086902800
                                  -----------
                                 (CUSIP Number)

                               Mr. William Austin
                                  212-446-1930
                       ING (U.S.) Investment Corporation
                              135 East 57th Street
                            New York, New York 10022
                            ------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                             Walter W. Driver, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                               November 20, 1996
                               -----------------
                         (Date of Event Which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /
                                                                       ---

Check the following box if a fee is being paid with the Statement. /X/ (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)





                               Page 2 of 15 Pages
                            Exhibit Index on Page 15

CUSIP NO. 00086902800
1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                 ING (U.S.) Investment Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /  /
                                                                      (b)  /  /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                 WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

  NUMBER OF               7.      SOLE VOTING POWER             174,491
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER               -0-
  OWNED BY
    EACH                  9.      SOLE DISPOSITIVE POWER        174,491
 REPORTING
   PERSON
    WITH                  10      SHARED DISPOSITIVE POWER          -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 174,491

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.64%





                              Page 3 of 15 Pages
                           Exhibit Index on Page 15

14.      TYPE OF REPORTING PERSON*

                 CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





                               Page 4 of 15 Pages
                            Exhibit Index on Page 15

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


Item 1.  Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.10 per share (the "Common Stock"), of Meridian Medical Technologies, Inc. (formerly named Survival Technology, Inc.) (the "Issuer"), a Delaware corporation, with its principal executive offices located at 2275 Research Boulevard, Rockville, Maryland, 20850. On April 15, 1996, ING (U.S.) Capital Corporation, (formerly known as Internationale Nederlanden (U.S.) Capital Corporation), a Delaware corporation ("ING Capital"), entered into a credit agreement with Brunswick Biomedical Corporation ("Brunswick"), a Massachusetts corporation, which subsequently merged with and into Issuer on November 20, 1996 (the "Merger"), as described in Item 6. Simultaneously with entering into the Credit Agreement with Brunswick, ING Capital entered into a Warrant Purchase Agreement with Brunswick pursuant to which ING Capital received warrants to purchase certain shares of Brunswick Common Stock ("Brunswick Warrants"). In connection with the Merger, the Issuer assumed all obligations of Brunswick to ING Capital under the Credit Agreement, the Warrant Purchase Agreement and all related documents. In connection with assuming Brunswick's obligations relating to all outstanding warrants to acquire Brunswick Common Stock, the Issuer issued warrants to purchase Issuer Common Stock (the "Warrants") exercisable for 174,491 shares of non-voting Common Stock, convertible, on a one-for-one basis, into the shares of the Common Stock of the Issuer, as described in Item 6. ING Capital transferred the Warrants to a wholly owned subsidiary, ING (U.S.) Investment Corporation, a Delaware corporation, immediately following consummation of the Merger.

Item 2.  Identity and Background

         This statement is being filed on behalf of ING (U.S.) Investment Corporation ("Holder"). Holder is engaged principally in the financial investment business. The principal place of business and principal office of Holder is located at 135 East 57th Street, New York, New York 10022. Holder is a wholly owned subsidiary of ING Capital.

         ING Capital is a wholly owned subsidiary of ING (U.S.) Capital Financial Holdings Corporation ("U.S. Capital Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Capital Holdings is organized under the laws of the State of Delaware. U.S. Capital Holdings is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation ("U.S. Holdings"), organized under the laws of the State of Delaware. The principal executive office of both U.S. Capital Holdings and U.S. Holdings is located at 135 East 57th Street, New York, New York 10022.





                               Page 5 of 15 Pages
                            Exhibit Index on Page 15

         U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands and has its principal executive offices at De Amesterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. INB is engaged principally in the financial services business.

         INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

         Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) ING Capital, (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB and (vi) ING.

         During the last five years, none of (i) Holder, (ii) ING Capital,
(iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB and (vi) ING and,
(vii) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds required for the loans to the Issuer pursuant to the Credit Agreement, which included the issuance of the Warrants of the Issuer, have been provided from the working capital of the ING Capital. It is anticipated that the exercise price of the Warrants will be paid from the working capital of the Holder.

Item 4.  Purpose of Transaction.

         The purpose of the transaction, described in Item 6, was to provide an inducement to ING Capital for entering into the Credit Agreement and providing certain loans to Brunswick and the Issuer, as well as for general investment purposes. Except as set forth above and in Item 6 and the exhibits hereto, Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Item 5.  Interest in Securities of the Issuer.

         (a) Holder may be deemed to own beneficially (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Act) the shares of Common Stock of the Issuer which it has a right to





                               Page 6 of 15 Pages
                            Exhibit Index on Page 15
acquire pursuant to the exercise of the Warrants. According to the Issuer there were 2,918,439 shares of Common Stock outstanding as of the effective date of the Merger. Based on such number and assuming the exercise of the Warrants in full, the Common Stock that Holder may be deemed to own beneficially (as the term is defined in Rule 13d-3) represents approximately 5.64% of the outstanding Common Stock. Except as described herein, none of (i) Holder, (ii) ING Capital, (iii) U.S. Capital Holdings, (iv) U.S. Holdings,
(v) INB and (vi) ING and, (vii) to the best knowledge of Holder, the persons identified in Schedule 1 hereto,presently beneficially own any Issuer Common Stock.

         (b) Upon the exercise of the Warrants and subsequent conversion of the Nonvoting Common Stock into voting Common Stock, Holder will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock which Holder may be deemed to own beneficially (as the term is defined in Rule 13d-3).

         (c) Except as indicated herein, no transactions in the shares of Issuer Common Stock have been effected by (i) Holder, (ii) ING Capital, (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB and (vi) ING and, (vii) to the best knowledge of Holder, by any of the persons listed on Schedule 1 hereto, during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On April 15, 1996, ING Capital, as agent for various lenders, entered into a credit agreement ("Credit Agreement") with Brunswick, as the borrower, providing for a Bridge Loan in the principal amount of Eleven Million
Dollars ($11,000,000) ("Bridge Loan") having an initial maturity on October 15, 1996, which was subsequently extended to January 15, 1997. Upon consummation of the Merger, $10,000,000 of the Bridge Loan was converted into (i) a Term Loan to the Issuer having a final maturity on November 20, 2001; and (ii) a Revolving Loan Commitment to the Issuer in an aggregate amount of up to Five Million Dollars($5,000,000).

         Simultaneously with entering into the Credit Agreement with Brunswick, ING Capital entered into a Warrant Purchase Agreement with Brunswick, pursuant to which it received Series A Warrants to acquire 33,370 shares of Brunswick Class A Common Stock and Series B Warrants to acquire 36,298 shares of Brunswick Class A Common Stock. The Series A and Series B Warrants were assumed by the Issuer in connection with the Merger effective on November 20, 1996, and each Brunswick Warrant was converted into Issuer Warrants at the rate of 2.5046 of Issuer Warrants for each Series A and Series B Brunswick Warrant. Immediately following the Merger, ING Capital transferred the Issuer Warrants to its affiliate ING





                               Page 7 of 15 Pages
                            Exhibit Index on Page 15

Investment or Holder. Holder now holds Warrants to purchase 83,579 shares of the Issuer's non-voting Class A Common Stock at an initial exercise price of $.10 per share and Warrants to purchase 90,912 shares of the Issuer's non-voting Class A Common Stock at an initial exercise price of $11.00 per share. Shares of non-voting Class A Common Stock are convertible, at the option of the Holder on a one-for-one basis, into voting Common Stock of the Issuer.

         In certain circumstances Holder has a right to require the Issuer to repurchase the Warrant Securities (as defined in the Warrant Purchase Agreement). These circumstances include a repurchase of the entire amount of the Warrant Securities upon an Event of Default (as defined in the Credit Agreement) and a portion of the Warrant Securities (the portion determined in accordance with Section 19 of the Warrant Purchase Agreement) in the event (i) any representation or warranty of the Issuer under any of the documents relating to the Credit Agreement is incorrect when made in any material respect; (ii) the Issuer defaults in performance and observance of its obligations under the Warrant Documents; (iii) of a merger or consolidation of the Issuer with or into any other person, except certain permitted mergers;
(iv) of a Change of Control (as defined in the Warrant Purchase Agreement); or
(v) of a refinancing under certain circumstances.

         On April 15, 1996, ING Capital and Brunswick entered into a Registration Rights Agreement, which has been assumed by Issuer in connection with the Merger, providing for the registration, under certain circumstances, of Common Stock issuable upon exercise of the Warrants held by Holder.

         The description of the transactions contained herein is qualified in its entirety by reference to the Credit Agreement, the Warrant Purchase Agreement and the Registration Rights Agreement, all dated as of April 15, 1996, and the First Amendment to Credit Agreement and the First Amendment to Warrant Purchase Agreement, the later two agreements dated as of October 25, 1996, between Brunswick and ING (U.S.) Capital Corporation, f/k/a Internationale Nederlanden (U.S.) Capital Corporation, and the Assumption Agreement to the Credit Agreement and the Assumption Agreement to the Warrant Purchase Agreement, between Meridian Medical Technologies, Inc. and ING (U.S.) Capital Corporation, both of which are dated November 20, 1996, all of which are attached as Exhibits to this statement on Schedule 13D.





                               Page 8 of 15 Pages
                            Exhibit Index on Page 15

Item 7.  Material to be filed as Exhibits.

         1. Credit Agreement, dated as of April 15, 1996, among Brunswick Biomedical Corporation, as the Borrower, Various Lenders and Internationale Nederlanden (U.S.) Capital Corporation as the Agent for the Lenders.

         2. Warrant Purchase Agreement, dated as of April 15, 1996, between Brunswick Biomedical Corporation and Internationale Nederlanden (U.S.) Capital Corporation.

         3. Registration Rights Agreement, dated as of April 15, 1996, between Brunswick Biomedical Corporation and Internationale Nederlanden (U.S.) Capital Corporation.

         4. First Amendment to Credit Agreement, dated as of October 25, 1996, between Brunswick Biomedical Corporation and Internationale Nederlanden (U.S.) Capital Corporation.

         5. First Amendment to Warrant Purchase Agreement, dated as of October 25, 1996, between Brunswick Biomedical Corporation and Internationale Nederlanden (U.S.) Capital Corporation.

         6. Assumption Agreement to the Credit Agreement, dated as of November 20, 1996, between Meridian Medical Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation.

         7. Assumption Agreement to the Warrant Purchase Agreement, dated as of November 20, 1996, between Meridian Medical Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation.

         8. $10,000,000 Term Note of Meridian Medical Technologies, Inc. dated November 20, 1996.

         9. $15,000,000 Revolving Note of Meridian Medical Technologies, Inc. dated November 20, 1996.

         10. Warrant Certificate for 90,912 Warrants of Meridian Medical Technologies, Inc.-Certificate No.-1

         11. Warrant Certificate for 83,579 Warrants of Meridian Medical Technologies, Inc.-Certificate No.-1.





                              Page 9 of 15 Pages
                           Exhibit Index on Page 15

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1996

                                        ING (U.S.) INVESTMENT CORPORATION

                                        By: /s/ William A. Austin
                                           -------------------------------------
                                           Name:  William A. Austin
                                           Title: General Counsel





                             Page 10 of 15 Pages
                           Exhibit Index on Page 15

                                   SCHEDULE 1

         Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) ING Capital, (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB and (vi) ING.

         Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, ING Capital, U.S. Capital Holdings, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of The Netherlands.

         The business address of each person at Holder, ING Capital, U.S. Capital Holdings and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

                       ING (U.S.) INVESTMENT CORPORATION

Executive Officers
------------------

Name                            Position
----                            --------

Timothy Schantz                 President
William A. Austin               General Counsel
Joseph Kaminsky                 Senior Vice President


Directors
---------

                                Principal Occupation
Name                            (if other than as indicated above)
----                            ----------------------------------

Lane C. Grijns
J. Clarke Gray





                             Page 11 of 15 Pages
                           Exhibit Index on Page 15

                         ING (U.S.) CAPITAL CORPORATION

Executive Officers
------------------

Name                            Position
----                            --------

Timothy Schantz                 President
Bart Staal                      Chief Executive Officer
J. Clarke Gray                  Chief Operting Officer


Directors
---------

                                Principal Occupation
Name                            (if other than as indicated above)
----                            ----------------------------------

Timothy Schantz                 Director
Bart Staal                      Director
J.Clarke Gray                   Director



              ING (U.S.) CAPITAL FINANCIAL HOLDINGS CORPORATION


Executive Officers
------------------

Name                            Position
----                            --------

Timothy Schantz                 President





                             Page 12 of 15 Pages
                           Exhibit Index on Page 15

Directors
---------

                                Principal Occupation
Name                            (if other than as indicated above)
----                            ----------------------------------

Timothy Schantz                  Director
Bart Staal                       Director, Chairman

ING (U.S.) FINANCIAL HOLDINGS CORPORATION

Executive Officers
------------------
      Name                       Position
      ----                       --------
Lane C. Grijns                   President
Bart Staal                       Executive Vice President

    Directors                    Principal Occupation
    ---------                    (if other than as indicated above)
                                 ----------------------------------
Lane C. Grijns                   Director
Bart Staal                       Director
H. Lindenbergh                   Director, Chairman
M. Minderhoud                    Director, Vice Chairman

                                 ING BANK N.V.

Executive Officers
------------------

Name                            Position
----                            --------

G.J.A. van der Lugt             Chairman
J.H.M. Lindenbergh              Member
C. Maas                         Member
M. Minderhoud                   Member

Directors
---------
                                Principal Occupation
Name                            (if other than as indicated above)
----                            ----------------------------------

J. W. Berghuis                  Vice Chairman, Executive Board, Koninklijke
                                 Pakhoed N.V.
J. Kamminga                     Chairman of the Board, MKB Nederland; director
                                 of Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.S. van Royen                Retired
G. Verhagen                     Retired
P.F. van der Heijden





                             Page 13 of 15 Pages
                           Exhibit Index on Page 15

                                 ING GROUP N.V.

Executive Officers
------------------

Name                            Position
----                            --------

A.G. Jacobs                     Chairman
G.J.A. van der Lugt             Vice Chairman
J.H. Holsboer                   Member
H. Huizinga                     Member
E. Kist                         Member
J.H.M. Lindenbergh              Member
C. Maas                         Member
M. Minderhoud                   Member

Directors
                                Principal Occupation
Name                            (if other than as indicated above)

J.B. Erbe,                      Retired
 Chairman
L.A.A. van den Berghe           Professor at Erasmus University of Rotterdam,
 (Belgium)                       The Netherlands (Economics and management of
                                 insurance companies)
J.W. Berghuis                   Vice Chairman, Executive Board, Koninklijke
                                 Pakhoed N.V.

J. Kamminga                     Chairman of the Board, MKB Nederland; director
                                 of Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen                Retired
J.J. van Rijn                   Retired
G. Verhagen                     Retired
  Vice Chairman
P.F. van der Heijden
M. Ververs                      Chairman of Executive Board, Wolters Kluwer N.V.
    Vice Chairman





                             Page 14 of 15 Pages
                           Exhibit Index on Page 15

                                 EXHIBIT INDEX

      Exhibit    Description

         1. Credit Agreement, dated as of April 15, 1996, among Brunswick Biomedical Corporation, as the Borrower, Various Lenders and Internationale Nederlanden (U.S.) Capital Corporation as the Agent for the Lenders.

         2. Warrant Purchase Agreement, dated as of April 15, 1996, between Brunswick Biomedical Corporation and Internationale Nederlanden (U.S.) Capital Corporation.

         3. Registration Rights Agreement, dated as of April 15, 1996, between Brunswick Biomedical Corporation and Internationale Nederlanden (U.S.) Capital Corporation.

         4. First Amendment to Credit Agreement, dated as of October 25, 1996, between Brunswick Biomedical Corporation and Internationale Nederlanden (U.S.) Capital Corporation.

         5. First Amendment to Warrant Purchase Agreement, dated as of October 25, 1996, between Brunswick Biomedical Corporation and Internationale Nederlanden (U.S.) Capital Corporation.

         6. Assumption Agreement to the Credit Agreement, dated as of November 20, 1996, between Meridian Medical Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation.

         7. Assumption Agreement to the Warrant Purchase Agreement, dated as of November 20, 1996, between Meridian Medical Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation.

         8. $10,000,000 Term Note of Meridian Medical Technologies, Inc. dated November 20, 1996.

         9. $15,000,000 Revolving Note of Meridian Medical Technologies, Inc. dated November 20, 1996.

         10. Warrant Certificate for 90,912 Warrants of Meridian Medical Technologies, Inc.-Certificate No.-1

         11. Warrant Certificate for 83,579 Warrants of Meridian Medical Technologies, Inc.-Certificate No.-1.








                             Page 15 of 15 Pages
                           Exhibit Index on Page 15